Via Facsimile and U.S. Mail
Mail Stop 4720

May 10, 2010

D. Michael Jones
General Counsel
Markel Corporation
4521 Highwoods Parkway
Glen Allen, Virginia 23060

      Re: Markel Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 1, 2010
              Schedule 14A filed March 19, 2010
              File No. 001-15811

Dear Mr. Jones:

We have reviewed your March 26, 2010 response to our March 22, 2010 comment letter and your Schedule 14A filed March 19, 2010 and have the following additional comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A filed March 19, 2010</u>

<u>Election of Directors, page 2</u>

1. We note your discussion of each director and nominee's background and business experience beginning on page 2. In accordance with newly revised Item 401(e) of Regulation S-K, please provide proposed disclosure which clearly discusses the specific experience, qualifications, attributes or skills that led to the conclusion,

on an individual basis, that each director or director nominee should serve as a director of the company. Also, please disclose the directorships held by each director and nominee during the past five years.

Nominating/Corporate Governance Committee, page 12

2. We note your statement on page 13 that the Nominating/Corporate Governance Committee considered "diversity of experience and of background" in filling open Board positions in 2009. In accordance with newly revised Item 407(c)(2)(vi) of Regulation S-K, please provide proposed disclosure discussing how the compensation committee considered diversity in identifying nominees for director.

Compensation Discussion and Analysis, page 16

3. Throughout the Compensation Discussion and Analysis section you mention individual performance as a factor taken into account by the Compensation Committee in making compensation decisions. Please provide proposed disclosure discussing how individual performance was evaluated by the Committee and discuss what impact, if any, each named executive officer's individual performance had on the compensation actually awarded.

4. Throughout the Compensation Discussion and Analysis section you refer to "pre-established performance *goals* (emphasis added);" however, it appears that you have only discussed one performance goal having to do with growth in book value. Please clarify whether there was more than one performance goal for the 2009 fiscal year and, if so, provide proposed disclosure which includes the information required by Item 402 of Regulation S-K for each goal not previously discussed.

Incentive Compensation, page 16

5. We note your disclosure in response to Item 402(s) of Regulation on page 17 of the filing. Please describe the process you undertook to reach the conclusion that your compensation policies do not encourage the taking of excessive or unnecessary risks.

*   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2009 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director